FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2007

Commission File No. 000-49760

MEGAWEST ENERGY CORP.

(Translation of registrant's name into English)

Suite 800, 926 - 5th Ave S.W., Calgary, Alberta, Canada T2P 0N7

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

News Release

MegaWest to Present at the Houston Energy Financial Forum

Calgary, Alberta; November 8, 2007 – MegaWest Energy Corp., (the “Company” or “MegaWest”), an independent oil and gas company (OTC BB: MGWSF) (Cusip: #585168 107), specializing in non-conventional oil and gas projects with a focus on North American heavy oil, is pleased to announce that MegaWest Energy is scheduled to present at the Houston Energy Financial Forum, presented by the Oil and Gas Financial Journal, in Houston, Texas on Thursday, November 15, 2007 at 3:55 PM. President and CEO, George Stapleton will be presenting a corporate overview to investors.

The conference is being held at Hotel ZaZa, 5701 Main Street, Houston, TX 77005. A copy of the Company's presentation materials will be available the day of the conference on the Company's website at www.megawestenergy.com.

MegaWest’s experienced management seeks to prove up significant resources and achieve early production from its world-class suite of operated properties. MegaWest now owns or has the right to earn an interest in over 100,000 acres in Texas, Kentucky, Missouri, Kansas and Montana. The underpinning for MegaWest’s strategy is the convergence of the necessity for North American security of energy supply, current world oil prices, and significant commercial developments in thermal recovery technologies. Through delineation drilling and the completion of thermal and enhanced recovery production tests, MegaWest plans to establish proven and producing unconventional heavy oil resources in each of its core areas.

ON BEHALF OF THE BOARD OF DIRECTORS

George T. Stapleton, II, President & CEO

For further information please visit the Company’s Website at www.megawestenergy.com.

Investor Relations:

David Sealock	Mike Parker
1 (877) 984-6342	1 (888) 506-7979
Email: info@megawestenergy.com	MParker@sweetwatercapital.net

Forward-Looking Statement Disclaimer

This document contains statements about expected or anticipated future events and financial results that are forward-looking in nature and as a result, are subject to certain risks and uncertainties, such as general economic, market and business conditions, the regulatory process and actions, technical issues, new legislation, competitive and general economic factors and conditions, the uncertainties resulting from potential delays or changes in plans, the actual presence or recoverability of estimated oil and gas resources, the occurrence of unexpected events, and the Company's capability to execute and implement its future plans. Actual results may differ materially from those projected by management. For such statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and on Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada.

BRITISH COLUMBIA

ALBERTA

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

MegaWest Energy Corp. (the "Company")

Suite 800, 926 – 5th Avenue S.W.

Calgary, Alberta, Canada T2P 0N7

Item 2.	Date of Material Change(s)

November 13, 2007.

Item 3.	News Release

The Company’s news release dated November 13, 2007 was disseminated by Market Wire on November 13, 2007.

Item 4.	Summary of Material Change

The Company announces the start of facilities construction and the drilling of development wells at its Deerfield Project. The Company is embarking on the first phase of commercial production of heavy oil from the Warner sandstone in Vernon County, southwest Missouri. The Company’s existing land position exceeds 7,000 acres and will support multiple projects in the Deerfield Project area, so this project will be referred to as the Marmaton River Project - Phase I.

Construction has been initiated on the Marmaton River Project with the completion of commissioning and start-up of Phase I expected within 3-4 months.

Item 5.	Full Description of Material Change
5.1	Full Description of Material Change

See attached News Release.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

For further information, please contact George Orr, Chief Financial Officer of the Company, at 604.737.1015.

Item 9.	Date of Report

This report is dated November 13, 2007.

News Release

MegaWest Begins Production Facilities Construction for Its Deerfield Heavy Oil Project

Calgary, Alberta; November 13, 2007 – MegaWest Energy Corp., (the “Company” or “MegaWest”), an independent oil and gas company (OTC BB: MGWSF) (Cusip: #585168 107), specializing in non-conventional oil and gas projects with a focus on North American heavy oil, is pleased to announce the start of facilities construction and the drilling of development wells at its Deerfield Project. MegaWest is embarking on the first phase of commercial production of heavy oil from the Warner sandstone in Vernon County, southwest Missouri. The Company’s existing land position exceeds 7,000 acres and will support multiple projects in the Deerfield Project area, so this project will be referred to as the Marmaton River Project - Phase I.

MegaWest’s experienced team of enhanced oil recovery specialists have completed a detailed technical review of the Warner reservoir, including numerical reservoir simulation, and have updated the Company’s geological model with information obtained from recent drilling operations. A steam-flood with thirteen inverted 7-spot patterns on a total area of 10 acres has been chosen as the production method for this initial development. This steam-flood process has proven very successful on numerous projects with similar types of deposits throughout Canada and the USA.

Construction has been initiated on the Marmaton River Project with the completion of commissioning and start-up of Phase I expected within 3-4 months. A 50 million BTU/hr steam generator will be installed along with production treating vessels and tanks. As part of the project implementation, MegaWest is drilling and completing 42 production wells, 13 injection wells, 1-2 source water wells, and 1-2 water disposal wells. The total estimated capital expenditure to construct and commission the facility and wells is US$ 3.3 million.

MegaWest expects to recover up to 45% of the oil in place on the Marmaton River Project. This project is expected to produce up to 100,000 bbls of oil over an 18-24 month period. The average production rate over this period is forecast to be 220 barrels of oil per day (“bopd”) with a peak rate of 400 bopd achieved after 12 months of operation. The produced oil will be sold at the plant gate to a local refinery and is expected to receive over 80% of the WTI posted price.

The Company’s COO, R. William Thornton stated, “The Company anticipates that success of this 10-acre demonstration project could lead to an expansion of the Company’s operations in stages until over 300 acres are under production at any time, resulting in an expected Project life of 20 years or more.”

The Company’s President and CEO, George Stapleton stated, “This is a significant step for MegaWest in terms of proving and producing substantial deposits of heavy oil resources from our Deerfield Project in Vernon County, Missouri. I am extremely pleased that the MegaWest team has been able to move from acquisition of this Project through exploration to the implementation of Phase I of commercial development in just under one year.”

Pictures of the development project site operations have been posted on the Company Web site under the “Projects” tab at www.megawestenergy.com.

MegaWest’s experienced management seeks to prove up significant resources and achieve early production from its world-class suite of operated properties. MegaWest now owns or has the right to earn an interest in over 100,000 acres in Texas, Kentucky, Missouri, Kansas and Montana. The underpinning for MegaWest’s strategy is the convergence of the necessity for North American security of energy supply, current world oil prices, and significant commercial developments in thermal recovery technologies. Through delineation drilling and the completion of pilot thermal and enhanced recovery production tests, MegaWest plans to establish proven and producing unconventional heavy oil resources in each of its core areas.

ON BEHALF OF THE BOARD OF DIRECTORS

George Stapleton, President & CEO

For further information please visit the Company’s Website at www.megawestenergy.com.

Investor Relations:

David Sealock	Mike Parker
1 (877) 984-6342	1 (888) 506-7979
Email: info@megawestenergy.com	MParker@sweetwatercapital.net

Forward-Looking Statement Disclaimer

This document contains statements about expected or anticipated future events and financial results that are forward-looking in nature and as a result, are subject to certain risks and uncertainties, such as general economic, market and business conditions, the regulatory process and actions, technical issues, new legislation, competitive and general economic factors and conditions, the uncertainties resulting from potential delays or changes in plans, the actual presence or recoverability of estimated oil and gas resources, the occurrence of unexpected events, and the Company's capability to execute and implement its future plans. Actual results may differ materially from those projected by management. For such statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and on Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGAWEST ENERGY CORP.

Per:

F. George Orr

Chief Financial Officer and Director

(Principal Executive Officer)

Dated: November 14, 2007

CW1514870.1